SEWARD & KISSEL LLP
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004

                           TELEPHONE: (212) 574-1200
                           Facsimile: (212) 480-8421
                                 www.sewkis.com

                                                   September 18, 2007

VIA EDGAR

Mr. Michael Fay
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549

               Re:  TOP Tankers Inc. Form 20-F for Fiscal Year
               Ended December 31, 2006 (File No. 000-50859)

Dear Mr. Fay:

          This letter responds to follow-on comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 ("Form 20-F") of TOP Tankers Inc. (the "Company") filed April 20, 2007, as provided in a letter to Evangelos J. Pistiolis, the Company's President and Chief Executive Officer, dated September 5, 2007 (the "September Comment Letter"). The Staff had initially provided comment to the Company's Form 20-F in a letter dated August 2, 2007 (the "August Comment Letter"), and the Company responded to the August Comment Letter in correspondence filed on EDGAR on August 24, 2007 (the "Initial Response Letter"). This letter sets forth the Company's responses to the Staff's comments.

          As discussed with the Staff, we are providing the following appendices to this letter supplementally:

          Appendix B,
          Appendix C(i), (ii) and (iii),
          Appendix D.

          For your convenience, the Staff's comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

Form 20-F For the Year Ended December 31, 2006
----------------------------------------------

Item 3.  Key Information
Selected Financial Information

Comment 1.     Refer to your response to our prior comment 1. You state EBITDA is useful because it is used by financial analysts and because it facilitates operating performance comparisons from period to period and from company to company by backing out differences caused by variations in capital structure, tax positions, and facilities and equipment. With regard to its use by financial analysts, this is not a substantive reason specific to you that justifies usefulness. Refer to footnote 44 of FR-65. With regard to facilitating operating performance comparisons from period to period, it does not appear that you have explained how this measure is useful. If your implication is that EBITDA facilitates period to period comparisons by eliminating certain variances in items eliminated, we caution you that a non-GAAP measure should never be used in an attempt to smooth earnings. With regard to facilitating operating performance comparisons from company to company, it is not clear why you believe it is useful for investors to ignore factors such as capital structure, tax positions, and facilities and equipment when making such comparisons. Additionally, interest and tax expenses we already excluded from operating income, a GAAP measure, so it is not clear why an alternative measure is necessary to exclude such amounts. Based on your response, you have not provided substantive justification as to the usefulness of EBITDA to investors. Therefore, please revise your filings to eliminate presentation of this non-GAAP measure.

Response:      The Company will refrain from including EBITDA in future filings on Form 20F.

Consolidated Statements of Cash Flows
-------------------------------------

Comment 2.     Refer to your response to our prior comment number 3. Please consider adding disclosure consistent with your response that explains why restricted cash is presented as both an investing and financing activity in the statements of cash flows as applicable.

Response:      The Company will add such disclosure in future filings.

Notes to Consolidated Financial Statements
Note 2.  Significant Accounting Policies
(m) Accounting for Dry-Docking Costs

Comment 3.     We note your responses to our prior comment numbers 4, 5, and 6 and appreciate your detailed responses. You state that upon survey or inspection of your vessels, you incur costs for tasks necessary to satisfy requirements of the vessel's classification society and that you capitalize such costs. The fact that certain repair and maintenance activities are determined to be necessary as a result of regulatory inspections should not affect how you account for the associated costs. While you deem these costs to be "non-routine" and integral to satisfying inspection requirements, in large part they appear to be incurred for repairs and maintenance that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of the vessels, but rather allow the vessels to continue to be operated in their current capacity. In this regard, it appears these costs do not qualify for capitalization but rather should be expensed as incurred in accordance with your accounting policy for repairs and maintenance costs, which states that all repairs and maintenance costs are expensed as incurred. Based on the cost categories outlined in your response to our prior comment 6, steelworks, coating of tanks and other components, piping and valves, and machinery and electrical works costs do not generally appear eligible for capitalization. With regard to the "other expenses" category, "oil sludge," "sewage and garbage removal,"
               "temporary lighting," "telephone and ventilation services," and "cleaning of debris" also do not appear eligible for capitalization. We believe you should amend your Form 20-F for the year ended December 31, 2006 and subsequent filings, as appropriate, to restate your financial statements to expense when incurred the costs indicated in this comment that had been previously capitalized.

Response:      The Company respectfully disagrees with the Staff's assessment that drydocking costs (also referred to herein as Planned Major
               Maintenance Activities or PMMA) should be expensed when incurred rather than deferred.

               Survey processes for tankers are made up of integral steps set out by the International Maritime Organization ("IMO") and Class Societies to promote safety of life at sea, to certify the vessels' seaworthiness, to protect the environment, as well as to regulate all aspects of a vessel's construction and operation. IMO requirements are adopted by flag administrations which in turn delegate the implemenation and issuance of the relevant certificates to the classification societies.

               As discussed below, drydocking occurs in connection with class and statutory surveys required by a vessel's classification society and flag. Drydocking is a mandatory step that must be undertaken in order to satisfy statutory requirements by the IMO and to obtain or continue a vessel's class certification. Without the above required certifications, both class and statutory, a vessel is not able to operate in trade. Therefore, drydocking is directly analogous to airframe and aircraft engine overhauls required by civil air regulations at specific maximum periodic intervals to recertify that the airframe or engine is completely airworthy.(1) The Airline Guide , as amended in September 2006 by FASB Staff Position FSP AUG AIR-1 ("FSP AIR"), notes the principal source of guidance on the accounting for PMMA is the Airline Guide. FSP AIR permits three alternative methods of accounting for PMMA as follows: (1) direct expense, (2) built-in overhaul and (3) deferral.(2) We understand during the deliberation of the FSP AIR, the Financial Accounting Standards Board ("FASB") recognized in its meetings that entities in the shipping industry typically account for PMMA using the deferral method.(3) FSP AIR further notes the guidance in the FSP is applicable to entities in all industries.(4)

----------
(1) AICPA Industry Audit Guide, Audits of Airlines, With Conforming Changes as of May 2005, Section 3.64. This guide will be referred to hereinafter as "Airline Guide." It is widely recognized that the Airline Guide is often applied by analogy by companies in other industries. See, e.g., FASB Staff Position FSP AUG-AIR-1, paragraph 4 ("The guidance in this FSP is applicable to entities in all industries").

(2) FSP AUG AIR-1 amended the Airline Guide to delete, effective beginning with the first fiscal year beginning after December 15, 2006, the accrual-in-advance method for PMMAs.

(3) Discussed during Board Meeting of the Financial Accounting Standards Board--Planned Major Maintenance Activities Agenda Request, March 8, 2006.

(4)  FASB Staff Position FSP AUG-AIR-1, paragraph 4.

               Drydocking costs may be deferred because they are analogous to the airframe and engine overhauls discussed in the Airline Guide. The Federal Aviation Administration ("FAA") has established overhaul cycles for each airframe and engine component in an effort to prevent potential hazards and to ensure transportation safety.(5) For accounting purposes, airframe and aircraft engine overhauls encompass all inspections or replacements of major components, which the civil air regulations require at specific maximum periodic intervals to recertify that the airframe or engine is completely airworthy(6). An overhaul does not include, however, the cost of routine replacement of minor parts.(7) Under the Airline Guide, carriers should adopt an accounting method that recognizes overhaul expenses in the appropriate period.(8) One acceptable method contained in FSP AIR and the Airline Guide is the deferral method, under which the actual cost of each overhaul is deferred and amortized to the next overhaul.(9)

               In accordance with FSP AIR, we believe drydocking costs may be deferred as they are directly analogous to the airframe and engine overhauls discussed in the Airline Guide. With very few exceptions, vessels are drydocked only in connection with statutory and class requirements and the necessary overhauling performed needs to comply with classification standards and statutory requirements in order to obtain or maintain the relevant certificates. As with aircraft, which cannot operate commercially without being recertified by civil aviation authorities, a cargo vessel (regardless of whether it is a tanker, drybulk carrier or container vessel) is not considered seaworthy, cannot be insured and therefore cannot operate unless it is certified as being "in class" by the applicable classification society and in compliance with flag statutory requirements.(10)

----------
(5)  Airline Guide, Section 3.63.

(6)  Airline Guide, Section 3.64.

(7) Id. Also excluded from overhauls are costs accounted for as restoration of assets, such as extraordinary costs associated with the renewal of major structural parts beyond the scope of normal periodic overhauls, and other costs with a life span similar to the depreciable service life of the related airframe or aircraft engine.

(8)  Airline Guide, Section 3.69.

(9) Id. As discussed below, the use of the deferral method for drydocking expenses has been adopted by almost every listed shipping company.

(10) The International Maritime Organization ("IMO") in its regulation of the Safety Of Life At Sea ("SOLAS), Regulation 10.a(v), specifically defines the mandatory survey Dry-Dock ("DD") cycles of all cargo vessels. A copy of the regulation is attached to this letter as Appendix A. Flag administrations have approved classification societies that are responsible for the implementation of these survey requirements.

               Each classification society imposes its own requirements that must be fulfilled in order for the society to issue a classification certificate to a vessel. With respect to drydocking requirements, these classification societies' requirements coincide with the International Maritime Organization's SOLAS regulation. These requirements concern all PMMAs, including steelworks, coating of tanks, piping and valves, etc.(11) These activities and tasks are performed during drydocking only because they are required for classification purposes. Unless these tasks and activities are performed completely and to the full satisfaction of the classification society, the vessel could not achieve its class certificate.

               The International Association of Classification Societies (IACS) has developed a set of common rules for the vessels' construction and periodical survey certification process. These common rules are attached in Appendix D. Each classification society has adjusted their requirements based on the IACS guidelines.

----------
(11) Attached as Appendix B are the survey requirements of one of the classification societies, Det Norske Veritas (DNV), which is currently the classification society for 12 of the Company's vessels. In addition, attached as Appendix C(i), C(ii) and C(iii), respectively, are Class Status Report, Survey Report and Condition Evaluation Report for the vessel Priceless, which underwent drydocking in 2006. (12) Airline Guide, Section 3.64.

               The Company, in accordance with the requirements set by its classification societies, has developed the following main drydock works categories, in order to better monitor each process and account for the relevant expenses accordingly. All of the following categories include all the works that are required by IACS Common Rules in sections Z10.1, titled "Hull Surveys of Oil Tankers" and Sections Z18-Z22, titled "Periodical Survey of Machinery," "Calibration of Measuring Equipment," "Planned Maintenance Scheme for Machinery," "Surveys of Propeller Shafts and Tube Shafts" and Survey Requirements for Automatic Air Pipe Heads, respectively, which define all necessary inspections, measurements and works that need to be carried out in Special, Annual and Intermediate surveys of Oil Tankers.

               A. Hull Surveys:

               1. Steel works. Section Z10.1defines in detail the measurements tests, the allowed steel diminution and the required rectification works if necessary. As stated in the Company's Initial Response Letter, consistent with these requirements, the Company conducts ultrasonic measurements for steelwork evaluation, steelwork in the vessel's cargo and ballast tanks and steelwork on deck.

               2. Coating of Tanks and Other Components. Section Z10.1 defines the Corrosion Prevention System and coating condition classifications. As stated in the Company's Initial Response Letter, "coating of tanks" is the process of applying to the tanks a special epoxy compound in order to comply with these requirements. The process starts after the tanks have been emptied and thoroughly cleaned. Following the cleaning phase, the surfaces are hydro or sand blasted to remove rust, and peel away hardened deposits. The special epoxy compound is then applied to the surface of the tanks through a highly specialized application process.

               3. Piping and Valves. Section Z10.1 defines the piping and valve inspection method, operational testing and rectification works, if necessary. As stated in the Company's Initial Response Letter, the Company performs piping and valves inspections and overhaul in cargo and ballast tanks, on deck and in the engine room in order to meet the requirements of the Section.

               B. Machinery Surveys:

               4. Machinery and Electrical Works. Sections Z18-Z22 define the processes of Periodical Survey of Machinery, Calibration of Measuring Equipment, Planned Maintenance Scheme for Machinery, Surveys of Propeller Shafts and Tube Shafts, and Survey Requirements for Automatic Air Pipe Heads. As stated in the Company's Initial Response Letter, the Company inspects and performs works performed on the main engine, the auxiliary engines and generators, the boilers, radio navigation equipment, automation and electrical equipment, and other engine room or deck machinery in order to comply with Sections Z18-Z22.

               C. Other drydock related expenses:

               5. Other Drydock Expenses. As stated in the Company's Initial Response Letter, other drydock expenses consist of dry dock dues, epoxy coatings and general services for vessel preparation such as pilot and tugboat services, mooring and unmooring, docking and undocking, wharfage, erection and removal of keel and side blocks, fire lines and fire watchmen, cooling, water supply, inspection charges, oil sludge, sewage and garbage removal, temporary lighting, telephone and ventilation services, and cleaning of debris accumulated in connection with drydocking. All these items are performed only for the drydocking and would be completely avoided if the vessel was not going into dry docking and therefore are considered appropriate for deferral.

               The main expense included in the other drydock expenses are the epoxy coatings and general services for vessel preparation. The Company defers such items as they are directly related with the drydocking process and would not have been incurred otherwise.

               Although it may appear that some of the activities and tasks performed during drydocking are of a type that could also be considered maintenance and repair and allow the vessel to continue to be operated in its current capacity, the activities and tasks are performed for recertification purposes and, therefore, qualify for deferral treatment. As discussed below and described in the Company's response to Comment 5 in the Initial Response Letter, after the completion of each drydocking the technical superintendent and the chief technical officer of the Company carefully reviews all costs incurred during drydocking and determines which costs are required for drydocking (i.e., recertification) purposes and eligible for deferral and which are regular maintenance and repair and therefore should be expensed-as-incurred.

               Costs for works and tasks completed in connection with drydocking can be deferred in accordance with the Airline Guide to the extent they are part of the required overhaul for class purposes. Under the Airline Guide, airframe and aircraft engine overhauls encompass all inspections or replacements of major components required to recertify that the frame or engine is completely airworthy.(12)

----------
(12) Airline Guide, Section 3.64.

               This guidance in the Airline Guide sets forth a model for determining which costs are deferrable in connection with drydocking for recertification and which are not. As noted above, FSP AIR promulgated the accounting for PMMA contained in the Airline Guide for all industries. While the Airline Guide does not clearly define the costs associated with PMMA, it does state that costs incurred during recertification are considered PMMA unless they are incurred with routine replacement of minor parts or are extraordinary costs associated with the renewal of major structural parts beyond the scope of normal periodic overhauls.

               It is the Company's policy to defer only such costs as are directly related with the drydocking process or PMMA.

               Deferring drydocking costs is industry standard for shipping companies, and the Company's policy with respect to deferring costs incurred during drydocking are well within the industry standard. The Company has surveyed the public filings of 33 cargo shipowning companies (including the Company). Of those 33 companies, 30 companies use the deferral method for drydocking expenses, two companies use the expense-as-incurred method and one company has not disclosed its policy in its filings. A list of the companies surveyed and their treatment of drydocking costs is attached as Appendix E to this letter.

               Appendix E also lists the surveyed companies' policies with respect to determining which costs incurred during drydocking may be deferred and which costs must be expensed-as-incurred, to the extent such policies were described in the companies' public filings. Of the 30 companies that use the deferral method, 14 describe which of the costs incurred in connection with drydocking are deferred. All of those companies have policies similar to the policy implemented by the Company.

               Accordingly, the Company respectfully submits that its treatment of its drydocking costs is appropriate and in accordance with FSP AIR and industry standards.

Comment 4.     Additionally, in reference to your response to our prior comment number 5, "costs to be expensed when incurred" should be identified and recorded in the period in which incurred rather than at the conclusion of the drydocking, particularly when a vessel is dry docked for more than one reporting period. Please reflect this treatment in the amendments referred to in the preceding comment. If you believe such identification and accounting is not practicable, please disclose this and the reason for your belief.

Response:      If drydocking is completed within one reporting period, all routine repairs and maintenance costs incurred during drydocking are expensed as incurred. If drydocking spans two or more reporting periods, all actual routine repairs and maintenance costs incurred are accrued and expensed in each relevant reporting period, similar to all other vessel operating expenses.

Comment 5.     Further, please revise your disclosure consistent with the treatments specified in the two preceding comments, and consistent with your responses to our prior comment numbers 4, 5 and 6 to describe in more detail the types of costs considered to be drydocking costs that are deferred and amortized and those that are expensed when incurred as repair and maintenance or other expenses. Also, include a description of how such costs are identified by you.

Response:      Please see the Company's response to Comments 3 and 4 above.

Note 11.  Sale and Leaseback of Vessels
---------------------------------------

Comment 6.     Refer to your response to our prior comment number 7 in regard to your analysis of criterion number 4. It is not clear why your incremental borrowing rate for 2006 assumed in your analysis would be significantly greater than the borrowing rates associated with the financing of vessels acquired in 2005. Please advise. Also, provide us with details of how you determined the 12% rate used in your analysis and why this is representative of your incremental borrowing rate, and provide us with copies of independent documentation in support of any portion of your computation of this rate (e.g., rates available from traditional bank financing and mezzanine financing reflected in the analysis). Further, explain to us in greater detail how traditional bank financing assumed in your 2006 incremental borrowing rate analysis differs from financing you obtained in prior acquisitions of vessels.

Response:      SFAS 13, paragraph 5(l), defines the incremental borrowing rate
               (IBR) as "the rate that the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased asset." However, the borrowing rate that a company would obtain to finance a portion of the value of an asset under a secured financing arrangement may be materially different than the rate it would obtain to finance the full value of the asset - i.e. the IBR. Therefore the rate that the Company financed a portion of its 2005 vessels under secured credit facilities is not comparable to the Company's IBR.

               Asset prices in the shipping industry are very volatile. For example, a Suezmax newbuilding ordered in 2002 for $45 million was worth more than $80 million on its delivery in 2004. Due to the volatile nature of the industry, shipping finance institutions are reluctant to finance the full value of the asset. Instead, they generally provide financing only for a portion of the asset value, which portion is based on the risk profile of each asset. Depending on the risk profile, shipping finance institutions provide secured financings of between 50% and 80% of the value of the asset.

               The risk profile of a specific vessel acquisition is determined by the following factors:

                    o The vessel's age - the younger the asset, the higher the financing ratio.

                    o Time charter coverage - the longer the period that the
               vessel's revenues are secured by period contracts, the higher the financing ratio.

                    o The size of the transaction and risk profile of the
               corporate entity - the larger the transaction as a percentage of the corporation's assets, the lower the financing ratio.

                    o The general levels of asset prices as compared to the
               historical (e.g.10-year) average prices - the higher the asset price from the historical average, the lower the financing ratio.

               In order for a company to finance the full value of the asset, it would have to either inject its own equity to cover any unfinanced amount or to borrow additional amounts from mezzanine financing funds, which usually expect equity-like returns.

               If the Company were to use its own equity for financing, the IBR would be calculated as the Company's Weighted Average Cost of Capital, which the Company determined to be in excess of its IBR. However, the Company calculated its IBR, assuming it would have to borrow the full amount of the transaction, secured and unsecured.

               The Company in similar sale and purchase transactions prior to the sale and lease back, had borrowed approximately 58% of the considerations in secured debt, while the remaining 42% was financed with own funds (equity). As explained below, the rate assumed for the secured part of the Pareto 7-year lease transaction was the 7-year USD swap rate prevailing on the day of the transaction, plus the applicable bank spread.

               If the Company were to obtain mezzanine financing to finance the full purchase price of these vessels based on similar sale and purchase transactions prior to the sale and lease back the Company determined that it would need to obtain mezzanine financing for about 42% of the acquisition price, which would otherwise be financed with own funds (equity).

               Based on information obtained by the Company from Cantor Fitzgerald, an investment bank that has advised a large number of shipping companies for many forms of equity and debt financings, the Company assumed that the rate for the mezzanine financing portion would be in excess of 20%. A copy of email correspondence between the Company and Cantor Fitzgerald is attached to this letter as Appendix F.

               In order to calculate what the proper debt and equity mix, the Company used its historical leverage ratios that were incurred in the three major en block acquisitions since July 2004:

         Sovcomflot, 10 vessels: Value: $251.2m  Debt:  141.4m (Leverage: 56.3%)
         Essar, 5 vessels:       Value: $256.5m  Debt:  140.3m (Leverage: 54.7%)
         Olsen, 3 vessels:       Value: $180.5m  Debt:  117.5m (Leverage: 65.1%)
         Total:                  Value: $688.2m  Debt: $399.2m (Leverage: 58.0%)

               The incremental borrowing rate was calculated as follows:

KOMARF + FORTIS
Debt/Equity                               58%
Senior Secured Debt                       58%   6.2%     3.6%   (rate of 6.2% includes 5yr Swap, as of March 13, 2006 of 5.1975%
                                                                + spread of 1.00%)
Private Equity or Mezzanine Capital       42%    20%     8.4%   (rate of 20% is the lowest of the range of the 20%-25% provided)
                                      --------         -------
                                       100.0%           12.0%

PARETO
Debt/Equity                               58%
Senior Secured Debt                       58%   6.4%     3.7%   (rate of 6.4% includes 7yr, as of April 6, 2006 Swap of 5.3705%
                                                                + spread of 1.00%)
Private Equity or Mezzanine Capital       42%    20%     8.4%   (rate of 20% is the lowest of the range of the 20%-25% provided)
                                      --------         -------
                                       100.0%           12.1%

               Mezzanine funds are not commonly available and are generally very expensive in shipping. A mezzanine fund anticipates significant returns on its investment, because its portion of the loan is generally unsecured, since the asset is usually mortgaged to the senior lender. In addition, vessel prices can be extremely volatile and a sudden drop in market values can adversely affect the degree of coverage of hte loan by the value of the vessel.


               Therefore, the Company calculated its IBR assuming it would have to borrow 100% of the sale price to purchase the vessels, even though generally it would not be possible to obtain financing for the total purchase price of a vessel. This resulted in an IBR for 2006 that is higher than the borrowing rates to finance the acquisition of vessels in 2005 because the Company assumed that 100% of the purchase of the vessels would be financed through third party borrowings. The calculation of the IBR is theoretical and does not correspond to the 2005 and 2006 acquisitions where only a portion of the acquisitions were financed through senior secured credit facilities.

Comment 7.     Refer to your response to our prior comment number 8. Please explain to us in sufficient detail the operating expenses associated with the repurchased vessels that exceeded your expectations and the factors that contributed to the difference in actual results compared to expectations and why such difference was not determinable at the time of the sale/leaseback transaction.

Response:      The decisions to enter into the sale and lease back transaction as well as to re-purchase certain vessels were based on the economics of the Company's Suezmax fleet in total.

               At the time the Company evaluated whether to enter into the sale-leaseback transactions, it assumed that its total average Suezmax operating expenses would be approximately $6,500 per vessel per day, That was the targeted daily operating expense figure that the management expected to incur. However the majority of the vessels sold and leased back in 2006 proved to have higher operating expenses due to the increased need for regular repairs and maintenance. That average daily operating expenses of the Suezmax fleet for the 12-month period ended March 31, 2007 was approximately $7,895 per vessel per day.

               In addition, the largest negative effect to the cash-flow was the significant decline of the average total Suezmax daily rates. The Company had assumed that revenues would approximate the 5-year historical spot average of $43,200 per day. However, freight market conditions deteriorated during the 12-month period ended March 31, 2007 to approximately $38,977 per day.

               At the inception of the lease period the Company's management had assumed a Suezmax utilization rate of approximately 90%. However, five of these vessels underwent their drydockings in 2006 and early 2007. All of these drydockings required significantly more time and expense than originally anticipated because of the unexpected, increased amount of works required and overbooking of the Chinese shipyards at which the vessels were drydocked, which caused significant delays. Unfortunately, the full extent of these works was not known to the Company until the vessels were in drydock, where the proper measurements and surveys were conducted under the direction and supervision of the classification society. That decreased the utilization rate for the 12-month period ended March 31, 2007 to approximately 80%.

               Therefore, the combined adjusted negative cash-flows of higher operating expenses and lower revenues of approximately $9,093 in total per Suezmax per day made the transaction uneconomical. The table below illustrates the above:

                                       Initial
SUEZMAX FLEET                        Management's
12-month period Q2'06-Q1'07           Estimates      Actual     (Delta)
---------------------------           ---------      ------     -------
Daily TCE                              $43,200       $38,977
Utilization                                 90%           80%
Daily TCE Adjusted for Utilization     $38,880       $31,182    -$7,698     A
Daily Operating Expenses               -$6,500       -$7,895    -$1,395     B
Average Daily Suezmax Lease Expense   -$24,139      -$24,139         $0     C
                                                     -------    -------  -------
Total daily Cash Inflow / Outflow       $8,241       -$  852    -$9,093   A+B+C

               The increased level of operating expenses, deteriorating market conditions which was outside of management's control and the decreased utilization rates could not have been determined at the inception of the deal.

Comment 8.     Also, tell us whether your expectations for the repurchased vessels were significantly different from those associated with the other vessels subject to the 2006 sales/leaseback transactions, and if so, why. Tell us whether or not there was a similar difference between actual results and expectations for these other vessels as there was for the repurchased vessels. If a similar variance existed for these other vessels, tell us and disclose why you did not repurchase these vessels as well and the actions you are taking or expect to take to rectify any negative cash flow associated with them or, if true, why you are not taking any action to rectify this situation. If a similar variance was not experienced, explain to us the factors that contributed to the differences in your experience between the repurchased vessels and the other vessels.

Response:      As explained in Comment 7 above, the decisions to enter into the sale and lease back transaction as well as to re-purchase certain vessels were based on the economics of the Company's Suezmax fleet in total.

               The decision to repurchase the certain vessels was taken in order to unwind the leases and subsequently lower the Company's overall Suezmax break-even rates. Because the leased Suezmax vessels were the vessels with the highest expenses, the Company decided to repurchase the vessels with the highest cost and the longest tenure of leases.

               The four Suezmaxes leased from the Korean Marine Fund (KOMARF) had a remaining lease term of less than four years, which was a shorter remaining lease period than that of other Suezmaxes that the Company was leasing. In addition, the Company was informed that the Korean law prohibits special investment companies such as KOMARF to sell their assets prior to the end of an initial 5-year period, making it impossible for the Suezmaxes owned by KOMARF to be sold to the Company at this time. Consequently, the Company did not approach KOMARF to discuss a repurchase transaction.

               Therefore, the Company approached Pareto, from which the Company leased five Suezmaxes with remaining lease periods of six years, and commenced discussions to re-acquire a number of the five vessels. The Company's financial position at the time of the repurchase permitted it to proceed with the repurchase of four of the five Suezmaxes owned by Pareto.

          The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

          Thank you for your attention to the Company's reports. If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 737-8833.

                                        Very truly yours,

                                        SEWARD & KISSEL LLP


                                        By: /s/ Gary J. Wolfe
                                            ----------------------
                                            Gary J. Wolfe

Cc: Doug Jones, SEC
    Lyn Shenk, SEC

                                   Appendix A

                               SOLAS Regulation 10

Surveys of structure, machinery and equipment of cargo ships

(a) The structure, machinery and equipment (other than items in respect of which a Cargo Ship Safety Equipment Certificate and a Cargo Ship Safety Radio Certificate are issued) of a cargo ship as referred to in paragraph (b)(i) shall be subject to the surveys and inspections specified below:

     (i) an initial survey including an inspection of the outside of the ship's bottom before the ship is put in service;(*)

----------
(*) Refer to the circular concerning inspection of the outside of the ship's bottom (PSLS 2/Circ. 5).

     (ii) a renewal survey at intervals specified by the Administration but not exceeding 5 years, except where regulation 14(b), (e), (f) and (g) is applicable;

    (iii) an intermediate survey within three months before or after the second anniversary date or within three months before or after the third anniversary date of the Cargo Ship Safety Construction Certificate, which shall take the place of one of the annual surveys specified in paragraph (a)(iv);

     (iv) an annual survey within 3 months before or after each anniversary date of the Cargo Ship Safety Construction Certificate;

     (v) a minimum of two inspections of the outside of the ship's bottom during any five year period, except where regulation 14(e) or (f) is applicable. Where regulation 14(e) or (f) is applicable, this five year period may be extended to coincide with the extended period of validity of the certificate. In all cases the interval between any two such inspections shall not exceed 36 months;

     (vi) an additional survey as prescribed for passenger ships in regulation 7(b)(iii).

(b) The surveys and inspections referred to in paragraph (a) shall be carried out as follows:

     (i) the initial survey shall include a complete inspection of the structure, machinery and equipment. This survey shall be such as to ensure that the arrangements, materials, scantlings and workmanship of the structure, boilers and other pressure vessels, their appurtenances, main and auxiliary machinery including steering gear and associated control systems, electrical installation and other equipment comply with the requirements of the present regulations, are in satisfactory condition and are fit for the service for which the ship is intended and that the required stability information is provided. In the case of tankers such a survey shall also include an inspection of the pump-rooms, cargo, bunker and ventilation piping systems and associated safety devices;

     (ii) the renewal survey shall include an inspection of the structure, machinery and equipment as referred to in paragraph (b)(i) to ensure that they comply with the requirements of the present regulations, are in satisfactory condition and are fit for the service for which the ship is intended;

    (iii) the intermediate survey shall include an inspection of the structure, boilers and other pressure vessels, machinery and equipment, the steering gear and the associated control systems and electrical installations to ensure that they remain satisfactory for the service for which the ship is intended. In the case of tankers, the survey shall also include an inspection of the pump-rooms, cargo, bunker and ventilation piping systems and associated safety devices and the testing of insulation resistance of electrical installations in dangerous zones;

     (iv) the annual survey shall include a general inspection of the structure, machinery and equipment referred to in paragraph (b)(i), to ensure that they have been maintained in accordance with regulation 11(a) and that they remain satisfactory for the service for which the ship is intended;

     (v) the inspection of the outside of the ship's bottom and the survey of related items inspected at the same time shall be such as to ensure that they remain satisfactory for the service for which the ship is intended.

     (c) The intermediate and annual surveys and the inspections of the outside of the ship's bottom referred to in paragraphs (a)(iii), (a)(iv) and
          (a)(v) shall be endorsed on the Cargo Ship Safety Construction Certificate.

                                   Appendix B

                     Det Norske Veritas Survey Requirements

Submitted separately.

                                   Appendix C(i)
                         Class Status Report, Priceless

Submitted separately.

                                 Appendix C(ii)
                            Survey Report, Priceless

Submitted separately.

                                 Appendix C(iii)
                     Condition Evaluation Report, Priceless

Submitted separately.

                                   Appendix D

          International Association of Classification Societies (IACS)

Submitted separately.

                                   Appendix E

          Company's Survey of Shipping Companies' Drydocking Policies


--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

1    Aegean Marine Pet        US      Services            "D"

                               Accounting policy
                               -----------------

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

                          Average Number
Year Ended                 of Tankers                Drydock Costs
December 31   Bunkering    Non-bunkering   As Reported          As Incurred
-----------   ---------    -------------   -----------          -----------
                                           (in thousands of U.S. dollars)

2004            6.8         1.0              386                   321
2005            9.0         1.0              636                   154
2006            1.1         1.3            1,684                10,637

The table above discloses the average number of tankers that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

                           Critical Accounting policy
                           --------------------------

Accounting for Drydocking Costs: The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

2    Alexander & Baldwin      US      Container           "D"

                               Accounting policy
                               -----------------

Nothing mentionned for drydocking

                           Critical Accounting policy
                           --------------------------

Dry-docking: Under U.S. Coast Guard rules, administered through the American Bureau of Shipping's alternative compliance program, all vessels must meet specified seaworthiness standards to remain in service. Vessels must undergo regular inspection, monitoring and maintenance, referred to as "dry-docking," to maintain the required operating certificates. These dry-docks occur on scheduled intervals ranging from two to five years, depending on the vessel age. Because the dry-docks enable the vessel to continue operating in compliance with U.S. Coast Guard requirements, the costs of these scheduled dry-docks are deferred and amortized until the next regularly scheduled dry-dock period. Routine vessel maintenance and repairs that do not improve or extend asset lives are charged to expense as incurred. Deferred amounts are included on the Consolidated Balance Sheets in other non-current assets. Amortized amounts are charged to operating expenses in the Consolidated Statements of Income. Changes in deferred dry-docking costs are included in the Consolidated Statements of Cash Flows in Cash Flows from Operating Activities.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

3    Aries Maritime           US      Dry                 "D"

                               Accounting policy
                               -----------------

Amortization of Special Survey and Dry-docking Costs

     Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

                           Critical Accounting policy
                           --------------------------

Deferred Dry-docking and Special Survey Costs

     Our vessels are required to be dry-docked every 30 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

     We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

4    Capital Product          US      Tankers             N/A
     Partners L.P.

                               Accounting policy
                               -----------------

Nothing mentioned because all vessels are new.

                           Critical Accounting policy
                           --------------------------

Nothing mentioned because all vessels are new.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

5    D/S Torm                 US      Tankers             "D"

                               Accounting policy
                               -----------------

Vessels and dry-docking

     The increase in tangible fixed assets of USD 157 million to USD 1,324 million in 2006 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking increased by USD 70 million to USD 1,136 million. The increase relating to vessels amounted to USD 73 million. The addition of new tonnage amounted to a total acquisition cost of USD 168 million resulting from two LR2 tanker newbuildings, two LR2 tankers built in 1999 and 2000 and one LR1 tanker newbuilding. One LR1 tanker built in 2006, three Panamax bulk carriers built in 1990, 1992 and 1993, and two Handysize bulk carriers built in 1997 at a total carrying amount of USD 43 million were sold during the year and depreciation on the vessels amounted to USD 52 million. Prepayments on vessels increased by USD 86 million to USD 183 million due to additional costs relating to vessels under construction of USD 166 million less the above-mentioned newbuilding deliveries of USD 80 million.

     Total depreciation amounted to USD 59 million in 2006 as compared to USD 48 million in 2005, an increase of USD 11 million. The increase is due to the expansion and renewal of the fleet during 2005 and 2006.

     As at December 31, 2006, TORM's newbuilding programme comprised 17 tanker vessels to be delivered during 2007 to 2011, and the contractual obligations under the program amounted to USD 776 million. In addition, the Company called an option in 2006 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the second quarter of 2007. The contractual liability relating to this vessel amounted to USD 19 million as at December 31, 2006.

     The market value of the fleet and investment program (5.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings, 10 MR tanker newbuildings and one second-hand Panamax bulk carrier) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,016 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

                           Critical Accounting policy
                           --------------------------

The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

     A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. The two elements are recognized and depreciated separately. For newbuildings, the initial dry-docking asset is segregated and capitalized separately. The cost of such asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in TORM.

     At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Drydocking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of TORM personnel and the cost of hiring third party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

6    Danaos Corporation       US      Container           "D"

                               Accounting policy
                               -----------------

Amortization of Deferred Drydocking and Special Survey Costs

We follow the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the nextscheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. We capitalize the total costs associated with drydockings, special surveys and intermediate surveys and amortize these costs on a straight-line basis over 30 months.

                           Critical Accounting policy
                           --------------------------

Amortization of Deferred Drydocking and Special Survey Costs

We follow the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. We capitalize the total costs associated with drydockings, special surveys and intermediate surveys and amortize these costs on a straight-line basis over 30 months.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

7    Diana Shipping           US      Dry                 "D"

                               Accounting policy
                               -----------------

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe thatthese criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

                           Critical Accounting policy
                           --------------------------

Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

8    Double Hull Tankers      US      Tankers             "D"

                               Accounting policy
                               -----------------

Depreciation and amortization decreased by $1,025,000 to $16,915,000 in 2006 from $17,940,000 in 2005. In 2005, depreciation and amortization included $925,000 attributable to amortization of capitalized drydock expenditures, whereas in 2006, the amounts related to drydocking are incorporated in the technical management fees paid to OSG.

                           Critical Accounting policy
                           --------------------------

On October 18, 2005, the Company entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven vessels in exchange for a fee that is fixed for the first two years of the agreement. As part of the management agreement, OSG is responsible for drydocking costs.

Prior to October 18, 2005, expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half to five years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the combined statements of operations, amounted to $1,028,025 for the period from January 1, 2005 through October 17, 2005 and $976,864 in 2004.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

9    DryShips                 US      Dry                 "D"

                               Accounting policy
                               -----------------

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings

                           Critical Accounting policy
                           --------------------------

Deferred drydock costs: Our vessels are required to be drydocked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessel is operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third-party to oversee a drydock. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

10   Eagle Bulk Shipping      US      Dry                 "D"

                               Accounting policy
                               -----------------

CAPITAL EXPENDITURE

For the three-month periods ended June 30, 2007 and 2006, total depreciation and amortization expense were $6,046,953 and In addition to acquisitions that we may undertake in future periods, the Company's other major capital expenditures include funding the Company's maintenance program of regularly scheduled drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although the Company has some flexibility regarding the timing of its dry docking, the costs are relatively predictable. Management anticipates that vessels are to be drydocked every two and a half years. Funding of these requirements is anticipated to be met with cash from operations. We anticipate that this process of recertification will require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our available days and operating days during that period.

Drydocking costs incurred are amortized to expense on a straight-line basis over the period through the date the next drydocking for those vessels are scheduled to occur. For the three-month period ended June 30, 2007, three of our vessels passed drydock surveys. During the corresponding period in 2006 we did not drydock any vessels. For the six-month periods ended June 30, 2007 and 2006, we spent $628,307 and $1,464,473, respectively on vessel drydockings. The following table represents certain information about the estimated costs for anticipated vessel drydockings in the next four quarters, along with the anticipated off-hire days:

Quarter Ending       Off-hire Days(1)    Projected Costs(2)
--------------       ----------------    ------------------

September 30, 2007      60               $1.6 million
December 31, 2007       15               $0.4 million
March 31, 2008          30               $0.8 million
June 30, 2008           30               $0.8 million

(1) Actual duration of drydocking will vary based on the condition of the vessel, yard schedules and other factors.

(2) Actual costs will vary based on various factors, including where the drydockings are actually performed.

                           Critical Accounting policy
                           --------------------------

Deferred Drydock Cost

There are three methods that are used by the shipping industry to account for drydockings; first is the prepaid method where drydock costs are capitalized when incurred and amortized over the period to the next scheduled drydock; second, is the accrual method where the estimated cost of the next scheduled drydock is accrued over the period preceding such drydock, and lastly; expensing drydocking costs in the period it is incurred. We use the prepaid method of accounting for drydock expenses. Under the prepaid method, drydock expenses are capitalized and amortized on a straight-line basis until the next drydock, which we estimate to be a period of two to three years. We believe the prepaid method better matches costs with revenue and minimizes any significant changes in estimates associated with the accrual method, including the disposal of vessels before a drydock which has been accrued before it is performed. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimate amortization of drydock expense. If the vessel is disposed of before tthe next drydock, the remaining balance in prepaid drydock is written-off to the gain or loss upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Cost capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

11   Euroseas                 US      Dry                 "D"

                               Accounting policy
                               -----------------

Amortization of deferred drydocking and special survey expense. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.

                           Critical Accounting policy
                           --------------------------

Dry-docking and special survey expenses

Dry-docking and special survey expenses are deferred and amortized over the estimated period to the next scheduled dry-docking or special survey, which are generally two and a half years and five years, respectively. Unamortized dry-docking and special survey expenses of vessels that are sold are written-off to income in the year of the vessel's sale.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

12   Excel Maritime Carriers  US      Dry                 "D"

                               Accounting policy
                               -----------------

Accounting for Dry-docking and Special Survey Costs

     Our vessels are required to pass drydock and special survey periodically for major repairs and maintenance that cannot be performed while the vessels are operating. As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which does not require retrospective adoption as per SFAS 154 "Accounting Changes and Error Corrections", was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655,000 and $0.03 per share, respectively.

     Unamortized dry-docking and special survey costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking and special survey include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

                           Critical Accounting policy
                           --------------------------

Accounting for Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and as of December 31, 2005 were amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which does not require retrospective adoption as per SFAS 154 "Accounting Changes and Error Corrections", was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655 and $0.03 per share, respectively.

Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels' sale and are included in the calculation of the resulting gain or loss from such sale.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

13   FreeSeas                 US      Dry                 "D"

                               Accounting policy
                               -----------------

     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60 month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost efficient-manner.

     We capitalize the costs associated with dry-dockings as they occur and amortizes these costs on a straight line basis over the period between dry-dockings. Cost capitalized as part of the dry-docking include actual costs incurred at the dry-dock yard; cost of fuel consumed between the vessel's last discharge port prior to the dry-docking and the time the vessel leaves the dry-dock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or costs of the dry-docking, cost of travel relating to the dry-docking, lodging and subsistence of our personnel sent to the dry-docking site to supervise; and the cost of hiring a third party to oversee a dry-docking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized over a period of 60 and approximately 30 months, respectively. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

                           Critical Accounting policy
                           --------------------------

Accounting for Special Survey and Dry-docking Costs: The Group follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

14   Frontline                US      Tankers             "E"

                               Accounting policy
                               -----------------

MENTIONED AS PART OF OPEX

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. Overall, ship operating expenses have increased in 2006 compared with 2005 due to fleet changes and increased drydockings.

                           Critical Accounting policy
                           --------------------------

Drydocking

     Normal vessel repair and maintenance costs are expensed when incurred. The Company recognises the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

15   Genco Ship & Trade       US      Dry                 "D"

                               Accounting policy
                               -----------------

DEFERRED DRYDOCKING COSTS-

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and depreciate these costs on a straight-line basis over the period between drydockings. Capitalized drydocking costs include actual costs incurred at the drydock yard; cost of parts that are believed to be reasonably likely to reduce the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

                           Critical Accounting policy
                           --------------------------

Deferred drydocking costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and depreciates these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

16   General Maritime Corp    US      Tankers             "D"

                               Accounting policy
                               -----------------

DEFERRED DRYDOCK COSTS. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

                           Critical Accounting policy
                           --------------------------

DEFERRED DRYDOCK COSTS, NET. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2006, 2005 and 2004, amortization was $6,145, $17,957 and $11,783, respectively. Accumulated amortization as of December 31, 2006 and 2005 was $7,191 and $3,052, respectively.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

17   Golar LNG                US      Gas                 "D"

                               Accounting policy
                               -----------------

Nothing mentioned for drydocking

                           Critical Accounting policy
                           --------------------------

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.

Refurbishments costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels' remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Also, included in vessels and equipment are drydocking expenditures which are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the consideration paid is allocated between drydocking and other vessels costs to reflect the different useful lives of the component assets.

Useful lives applied in depreciation are as follows:

Vessels                               40 years
Deferred drydocking expenditure       two to five years
Office equipment and fittings         three to six years

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

18   Navios Maritime          US      Dry                 "D"

                               Accounting policy
                               -----------------

Dry-docking costs: The Company's vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels' capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels' cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

                           Critical Accounting policy
                           --------------------------

Deferred Dry-dock and Special Survey Costs: The Company's vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels' capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels' cost and is deferred and amortized as above.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

19   Nordic American          US      Tankers             "D"
     Tanker

                               Accounting policy
                               -----------------

Drydocking

     Generally, we drydock each vessel every two and a half to five years. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

     If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

                           Critical Accounting policy
                           --------------------------

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis through the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of 8 years. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

20   Oceanfreight             US      Dry                 "E"

                               Accounting policy
                               -----------------

Survey and Drydocking Costs

We will account for special survey and dry-docking costs by expensing actual costs incurred during the period in which they were incurred. We expect to maintain cash reserves for anticipated vessel upgrades, repairs and dry-dockings. We may, however, have unanticipated cash expenses, which could include major vessel repairs and dry-docking costs in excess of our reserves, vessel upgrades or modifications that are required by new laws or regulations, other capital improvements, costs of claims and related litigation expenses or contingent liabilities.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

21   Omega Navigation         US      Tankers             "D"

                               Accounting policy
                               -----------------

Deferred Dry-dock costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due which is approximately 30 months. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel's sale.

                           Critical Accounting policy
                           --------------------------

Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due which is approximately 30 months. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel's sale.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

22   Overseas Shipholding     US      Tankers             "D"
     group

                               Accounting policy
                               -----------------

Drydocking

Within the shipping industry, there are two methods that are used to account for drydockings: (1) capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking, and (2) expense drydocking costs as incurred. Since drydocking cycles typically extend over two and a half years or longer, management believes that the deferral method provides a better matching of revenues and expenses than the expense-as-incurred method.

                           Critical Accounting policy
                           --------------------------

Vessels, deferred drydocking expenditures and other property--Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis, using a vessel life of 25 years. Each vessel's salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate. Accumulated depreciation was $377,791,000 and $374,389,000 at December 31, 2006 and 2005, respectively.

     Other property, including leasehold improvements, are recorded at cost and amortized substantially on the straight-line basis over the shorter of the terms of the leases or the estimated useful lives of the assets, which range from three to seven years.

2006 Annual Report 67

     Interest costs are capitalized to vessels during the period that vessels are under construction. Interest capitalized aggregated $6,911,000 in 2006, $3,885,000 in 2005 and $201,000 in 2004.

     Expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half to five years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the consolidated statements of operations, amounted to $16,775,000 in 2006, $11,735,000 in 2005 and $9,899,000 in 2004.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

23   Paragon Shipping Inc.    US      "D"

                               Accounting policy
                               -----------------

Deferred drydock costs. Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 months. Costs associated with drydocks as they are incurred are deferred and amortized on a straight line basis over the period between drydocks. Costs deferred as part of the drydock include certain actual costs incurred at the drydock yard solely as a result of the regulatory requirement to have the vessels inspected, including but not limited to, services for vessel preparation, coating, steelworks, piping works and valves, machinery works and electrical works. Routine repair and maintenance costs incurred at the dry-docking yard are expensed. We believe that these criteria are consistent with industry practice, and that the policy of deferment reflects the economics and market values of the vessels

                           Critical Accounting policy
                           --------------------------

Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking.

Dry-docking costs include all direct costs incurred at the dry-docking yard solely as a result of the regulatory requirement to have the vessels inspected including but not limited to, services for vessel preparation, coating, steelworks, piping works and valves, machinery works and electrical works. Routine repair and maintenance costs incurred at the dry-docking yard are expensed. Unamortized dry-docking costs of vessels that are sold are written off in the year of the vessels' sale.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

24   Quintana Maritime        US      Dry                 "D"

                               Accounting policy
                               -----------------

Drydocking costs

We follow the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off.

                           Critical Accounting policy
                           --------------------------

Drydocking costs

The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking, which is typically 30 to 60 months. If the Company were to sell a vessel, the unamortized drydocking costs of that vessel would be written off.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

25   Seaspan Corp             US      Container           "D"

                               Accounting policy
                               -----------------

Ongoing Capital Expenditures and Dividends

Our operating fleet is less than five years old; as such, no significant capital expenditures for drydocking and maintenance have occurred in the past.

                           Critical Accounting policy
                           --------------------------

Vessels:

Vessels are carried at cost and include capitalized interest during construction and other construction, design, supervision and pre-delivery costs.

Depreciation is provided on a straight-line basis over the estimated useful life of each Vessel. No charge for depreciation is made until each Vessel is put into operation.

The carrying value of the Vessels is evaluated when events or circumstances indicate that there has been a possible impairment in value, which would occur in the period when the net carrying value was no longer expected to be recovered from future estimated cash flows. Such evaluations include comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. To the extent that the carrying value of the Vessels exceeded the undiscounted estimated future cash flows, the Vessels would be written down to their fair value.

Normal repair and maintenance costs, including such costs incurred during drydocking, are expensed as incurred.

Drydocking costs, which improve or extend the useful life of the Vessels, are capitalized as incurred and depreciated prospectively over the period to the next scheduled drydocking. The time between scheduled drydockings is five years. As each of the Vessels was put into service in the last five years, no drydocking costs have been capitalized or depreciated in the periods presented.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

26   Stealthgas               US      Gas                 "E"

                               Accounting policy
                               -----------------

Nothing mentionned for drydocking

                           Critical Accounting policy
                           --------------------------

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the period incurred.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

27   TBS International        US      Dry                 "D"

                               Accounting policy
                               -----------------

Drydocking

We used the deferral method to account for planned major maintenance. Under the deferral method of accounting for drydocking, the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking.

                           Critical Accounting policy
                           --------------------------

Drydocking

We are required, for regulatory and insurance purposes, to perform periodic inspections and overhaul activities, generally every 30 months. We used the deferral method to account for planned major maintenance. Under the deferral method of accounting for drydocking, the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

28   Teekay LNG               US      Gas                 "D"

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

29   Teekay Offshore          US      Off shore           "D"

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

30   Teekay Shipping          US      Tankers             "D"

                               Accounting policy
                               -----------------

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determined the level of drydocking expenditures.

                           Critical Accounting policy
                           --------------------------

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company's customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for floating production, storage and offloading (or FPSO) units and 35 years for liquefied natural gas (or LNG) carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2006, 2005 and 2004 aggregated $186.6 million, $166.5 million and $189.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2006, 2005 and 2004 aggregated $15.9 million, $16.6 million and $9.9 million, respectively.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Company would recognize a loss in the amount by which book value exceeds fair value.

Generally, the Company drydocks each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on the Company's LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and for annual class survey costs on the Company's FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2006, 2005 and 2004 aggregated $15.4 million, $14.9 million and $23.5 million, respectively.

The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value (see Note
19).

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

31   Top Tankers              US      Tankers             "D"

                               Accounting policy
                               -----------------

Deferred drydock costs. We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due. Management anticipates that these vessels which are younger than 15 years will be required to undergo in-water intermediate surveys 2.5 years after a special survey drydocking and that such vessels will be drydocked every five years, while vessels 15 years or older will be drydocked for an intermediate survey every 2.5 years in which case the additional intermediate survey drydockings take the place of in-water surveys. Dry-docking costs for vessels sold and leased back are amortized on a straight line basis over the period through the next dry-docking becomes due or through the termination of the lease, whichever comes first.

     Costs capitalized as part of the drydock include all works required by the vessels' Classification Societies and for the maintenance of the vessels CAP rating, which may consist of actual costs incurred at the dry-dock yard, including dry-dock dues and general services for vessel preparation, coating of WBT/COT, steelworks, piping works and valves, machinery works and electrical works.

     All those works which are carried out during dry-dock time for routine maintenance according to the Company's Planned Maintenance System as well as modifications, improvements required by third parties (i.e Port Authorities, Oil Majors, standards set by the Company etc.) and not required by the vessels' Classification Societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

                           Critical Accounting policy
                           --------------------------

Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due.

Costs capitalized as part of the drydock include all works required by the vessels' Classification Societies and for the maintenance of the vessels Condition Assessment Program ("CAP") rating, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of Water Ballast Tanks/Cargo Oil Tanks ("WBT/COT"), steelworks, piping works and valves, machinery works and electrical works.

All those works which are carried out during dry-dock time for routine maintenance according to the Company's Planned Maintenance System as well as modifications, improvements required by third parties (i.e Port Authorities, Oil Majors, standards set by the Company etc.) and not required by the vessels' Classification Societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

32   Tsakos Energy Nav        US      Tankers             "D"

                               Accounting policy
                               -----------------

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in between special surveys, depending on the age of the vessel, generally every 2.5 years. In most cases a dry-docking is necessary with work undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel's next scheduled dry-docking.

                           Critical Accounting policy
                           --------------------------

Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels that are sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

--------------------------------------------------------------------------------
                                                          Accounting policy for
                                                          DD costs Expensed
                                                          ("E") / Deferred ("D")
                                                          ----------------------

33   Ultrapetrol Bahamas      US      Other shipping      "D"

                               Accounting policy
                               -----------------

Drydock Costs

     Our vessels must be periodically drydocked and pass inspections to maintain their operating classification and/or as mandated by maritime regulations. Costs incurred to drydock the vessels are deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs may be comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     Expenditures for maintenance and minor repairs are expensed as incurred.

                           Critical Accounting policy
                           --------------------------

k)   Dry dock costs

     The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessel are deferred and amortized using the straight - line method over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels' sale.

     Expenditures for maintenance and minor repairs are expensed as incurred.

                                   Appendix F

                         Cantor Fitzgerald Correspondence


From: Argyropoulos, Anthony
Sent: Thursday, November 09, 2006 0:12
To: Stamatis Tsantanis
Subject:

Dear Stamatis,

With regards to your inquiry on alternative methods of funding the 13 vessels sold and leased back to TOP Tankers in March we estimate that secured debt and equity or mezzanine capital could have been raised to fund the acquisition of these vessels.

Specifically raising secured debt to fund 55% of the purchase price and using a spread of 1.00% and the 7 year swap rate available in mid March of 5.25% the cost of debt is estimated to be 6.25%.

The remaining 45% may have been funded with either private equity or mezzanine capital. Although it is difficult to know exactly the terms that could have been obtained in March, knowing that in general institutional investors require returns of 20 to 25% in order to make these illiquid investments particularly in a highly cyclical industry such as shipping, we are comfortable estimating 20.0%
- on the low end -as the cost of the remaining 45%.

This yields a total cost of funding 100% of the purchase price with external capital as follows:

55% @  6.25%
45% @ 20.0%
100% @ 12.5%

Regards
Anthony
Anthony Argyropoulos

Cantor Fitzgerald & Co
110 East 59th Street, 6th Floor
New York, NY 10017

SK 23116 0001 810747 v2